SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Amendment No. 16

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

260174107
(CUSIP Number)

Mario Cibelli, c/o Cibelli Capital Management, L.L.C. 110 East 42ND Street, Suite 1100, New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
____________
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario Cibelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC, PN

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,935,005

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,935,005

10.	SHARES DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,935,005

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.22%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cibelli Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,792,980

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,792,980

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,792,980

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.44%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,792,980

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,792,980

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,792,980

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.44%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 260174107

Item 1.  Security and Issuer.
The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").

Item 2.  Identity and Background.
(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 110 East 42ND Street, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF").  Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
As of the date hereof, Mr. Cibelli may be deemed to beneficially own 2,935,005 Shares, and MP and CCM may be deemed to beneficially own 2,792,980 Shares. The Shares are held by MP, MFF, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 1,600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F L.  Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F C. Cibelli UTMA: 700 Shares; Mario Cibelli Simple IRA: 2,000; The total cost for the Shares held by Mr. Cibelli is $40,851.76.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.

The Reporting Persons received a response to their letter of November 9, 2009 from Henry Tippie, Michele Rollins, and R. Randall Rollins, collectively the Trustees of RMT Trust, dated November 17, 2009, a copy of which is attached as Exhibit 99.3 to this amended Schedule 13D. On November 20, 2009, the Reporting Persons sent a letter to Trustees of RMT Trust, in response to the RMT Trust's letter dated November 17, 2009.  The letter is attached hereto as Exhibit 99.4 to this amended Schedule 13D.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.
Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 2,935,005 Shares, constituting 16.22% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 2,792,980 Shares, constituting 15.44% of the Shares of the Issuer, in each case based upon the 18,093,166 Common Shares outstanding as of October 30, 2009, according to the Issuer's most recently filed Form 10-Q.
Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,935,005 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,792,980 Shares to which this filing relates.
The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.
The 2,935,005 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.
A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to November 20, 2009 is filed herewith as Exhibit 99.1. The letter sent to Henry Tippie, Michele Rollins, and R. Randall Rollins (collectively Trustees of the RMT Trust) on November 9, 2009 by the Reporting Persons is filed as Exhibit 99.2.  The letter received from the RMT Trust dated November 17, 2009 is filed herewith as Exhibit 99.3.  The letter sent to the Trustees of RMT Trust dated November 20, 2009 is filed herewith as Exhibit 99.4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2009
(Date)

/s/ Mario Cibelli*
Mario Cibelli

MARATHON PARTNERS, L.P.
By its General Partner Cibelli Capital Management, L.L.C.

/s/ Mario Cibelli*
By: Mario Cibelli
Title: Managing Member

CIBELLI CAPITAL MANAGEMENT, L.L.C.

/s/ Mario Cibelli*
Title: Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1
Transactions in the Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Number of Shares Purchased/(SOLD)	Price Per Share

NO TRANSACTIONS

Exhibit 99.2

November 9, 2009

Mr. Henry B. Tippie
Trustee, RMT Trust
3420 Executive Center Drive, N.W., Suite 163
Austin, Texas 78731

Dear Mr. Tippie:

Addressing you as a trustee of the RMT Trust which reportedly holds 8,000,000 shares of the Class A Common Stock of Dover Motorsports, Inc. ("Trust Stock"), and as the person granted voting and investment power over the Trust Stock pursuant to a 2008 Stockholders Agreement and Irrevocable Proxy, I request your consideration of a sale of the Trust Stock to Marathon Partners, L.P. ("Marathon").

Marathon is prepared to pay $2.35 per share for an immediate purchase of the block, either as Class A Common or converted into Common Stock, assuming in either case compliance with requirements for its public trading.  Marathon is willing to entertain a higher offer price if justified by due diligence.

If an agreement is reached to buy the Trust Stock, Marathon will be pleased to consider purchasing up to 4,000,000 additional shares of the non-publicly traded Class A Common Stock from other holders.

It should of course be understood that any offer, either to RMT Trust or other holders, would be subject to assurances that a proposed transaction would not trigger the company's poison pill or any executive compensation "change of control" provisions. I will not require any other conditions, unless you request accommodations for time to complete administrative processes. Specifically, there will be no need for a financing condition since Marathon currently has sufficient unencumbered cash to fund the purchase.

Please let me know how you wish to proceed by Wednesday, November 18.  In your response, you should keep in mind that as an existing owner of approximately 16% of Dover Motorsports' Common Stock, Marathon must comply with the reporting requirements of the Securities Exchange Act.

Sincerely,

Mario D. Cibelli
Managing Member

cc:          Michele Rollins, Trustee
R. Randall Rollins, Trustee

Exhibit 99.3

RMT Trust

P.O. BOX 26557
AUSTIN, TEXAS 78755
512-346-1800

November 17, 2009

Via Facsimile and Regular Mail

Mario D. Cibelli
Managing Member
Marathon Partners L.P.
110 East 42nd Street, Suite 1100

New York, NY 10017-8535

Dear Mr. Cibelli

This letter is in response to your letter dated November 9, 2009 in which you make a conditional offer to pay a “control premium” to purchase a block of 8,000,000 shares of Class A Common Stock of Dover Motorsports, Inc. held by the RMT Trust.

The RMT Trust has no interest in pursuing your offer. All three Trustees of the RMT Trust concur in this.

However, as you have expressed an interest in acquiring Class A Common Stock, I thought it might be helpful to explain a little bit about the Company’s capital structure.

Class A Common Stock can only be held by founding stockholders and their family. This restriction can be found in the Company’s Bylaws. Only the Company’s Common Stock is listed on the New York Stock Exchange. There is no market for Class A Common Stock. If a holder of Class A Common Stock wishes to sell on the open market, he or she must convert the Class A Common Stock to Common Stock first. Conversion can be accomplished at any time on a one share for one share basis.

At the time of the Company’s initial public offering in 1996, various protections were included in the Company’s Certificate of Incorporation for the benefit of holders of Common Stock. Class A Common Stock has always been entitled to ten votes per share, but aside from this distinction and the limitations on transferability of Class A Common Stock noted above, Class A Common Stock and Common Stock are virtually identical. Common Stock is entitled to equal or better treatment than Class A Common Stock with respect to distributions and dividends; and, in the event of a merger or consolidation of the Company, Common Stock and Class A Common Stock are entitled to receive the same per share consideration.

It was never the intent of the Company’s founders that holders of Class A Common Stock would receive a “control premium” for Class A Common Stock to the detriment of holders of our Common Stock.

Sincerely yours,

/s/ Henry B. Tippie
Henry B. Tippie
Trustee

cc:           Klaus M. Belohoubek, Esquire
R. Randall Rollins
Michele M. Rollins

Exhibit 99.4

Marathon Partners L.P.
110 East 42nd Street, Suite 1100
New York, NY 10017

November 20, 2009

Mr. Henry B. Tippie
Trustee, RMT Trust
3420 Executive Center Drive, N.W., Suite 163
Austin, Texas 78731

Dear Mr. Tippie:

Your November 17, 2009 letter suggests that you may have misunderstood some of the provisions of my November 9, 2009 offer.

First, referring to your repeated references to a “control premium,” you will see in a more careful re-reading of my letter that nothing that I proposed would result in a transfer of control.  Even if the Trust’s Class A shares were sold with their super-voting rights intact, rather than converted to regular common stock as anticipated, it would not give Marathon Partners a majority voting position.

On the subject of your explanations of the restrictions on transfers of Class A stock, I had in fact read the applicable provisions in Section 8.7 of the Company’s Bylaws before deciding what to offer.  The letter stated that Marathon Partners would be willing to buy the shares either in their existing Class A form or as converted to regular common stock.  In addition to the conversion option, you will see that the Company’s Bylaws actually do provide for sales or transfers, either with a 75% vote of shareholders or through other processes.

Please let me know if you have any other questions about the terms suggested in my letter.

With this clarification, I encourage you and the other trustees to renew your consideration of my offer.  I will of course welcome your proposal of variations that might serve to benefit all shareholders.

I also encourage you to provide corrections of the statements in the Company’s November 17th SEC Form 8K report with your exhibited letter, so that investors will not be confused.

Sincerely,

Mario D. Cibelli
Managing Member

cc:           Michele Rollins, Trustee
R. Randall Rollins, Trustee